December 19, 2017

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed November 9, 2017 File No. 333-220207

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 17, 2017 with respect to the Registration Statement on Form F-1/A (the “F-1”) filed on November 9, 2017 by the Company (File No.: 333-220207). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form F-1 (the “Amended F-1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Prospectus Cover Page

1.	Please disclose that you have two classes of ordinary shares outstanding, Class A ordinary shares and Class C ordinary shares. Briefly describe the different rights between the two classes, including voting rights and conversion rights. Disclose that the company’s Chief Executive Officer, Dr. Jin Huang, owns all the Class C ordinary shares. Disclose the percentage of Dr. Huang’s voting control after the offering.

RESPONSE: The requested information is disclosed beginning on page 138 of the Amended F-1 under the title “Description of Shares and Governing Documents.” As requested, we have also included such description on the prospectus cover page.

Recent Developments, page 4

2.	We note your disclosure regarding the disposal of Ambow Online and the deconsolidation of the VIE Suzhou Wenjian Venture Investment Management Consulting Co. We also note your current evaluation of the gain/loss resulting from the disposal of Ambow Online. Please provide more information regarding the impetus for this reorganization and any material financial impact this may have upon the company.

RESPONSE: The Company respectfully advises the Staff that Ambow Online has been one of the subsidiaries to hold the VIE structure for the Company to conduct business in China. Ambow Online also used to sell online education software to third party distributors, and provided technical support and marketing consulting services within the Group from 2000 to 2012. In late 2012, the Company decided to suspend the online education business gradually. Therefore business operations effectively ceased in Ambow Online by the end of 2013. In June 2017 certain VIEs including Shanghai Ambow, Ambow Sihua and Ambow Shida terminated their contractual agreements with Ambow Online and entered into new VIE agreements with other wholly owned subsidiaries of the Company. Ambow Online could not contribute to the Group’s business development and organizational structure anymore after this VIE restructuring. In order to reduce operating expenses and to simplify the ownership structure, on August 31, 2017, the Company sold the 100% equity interest in Ambow Online to a third party, with nil consideration, and the third party assumed all assets and liabilities of Ambow Online as of August 31, 2017. In connection with the disposal, the Company offset the payables to Ambow Online with Ambow Online’s net assets attributable to the Company as of August 31, 2017. After offsetting, the payable balance due to Ambow Online by the Company was RMB 137,532 and included in assets transferred to the third party. The deal was not a strategic shift of the business and this transaction would not have major impact on Ambow’s business, therefore this transaction was not qualify as discontinued operation. The Company did not recognize any gain or loss from the disposal as the transferred assets equaled the transferred liabilities to the third party. The financial impact of the disposal of Ambow Online is reflected and disclosed in the Amended F-1.

Risk Factors, page 10

3.	We note your response to prior comment 2. Please discuss the risks associated with maintaining listed company status, especially in light of your previous delisting.

RESPONSE: We have revised the risk factor to discuss risks associated with maintaining listed company status.

Regulations, page 88

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education, page 90

4.	We note your response to prior comment 10 and your disclosure that your primary and middle schools will be transitioned to be operated as non-profit schools. We also note your dependence on revenue generated from your three K-12 schools. Please discuss in Management’s Discussion and Analysis how the operation of your primary and middle schools as non-profit schools may impact your results of operations and liquidity and capital resources.

RESPONSE: The Company respectively advises the staff that the detailed implementation methods for transition of primary and middle schools to non-profit schools still have not been issued by local authorities as of the date of this response. The Company is communicating with local authorities regarding the impact on the operation and registration of the schools. Since the Company can still maintain control over the daily operation of the schools and has the right to appoint key management such as the Principal, the Company does not believe there will be any significant impact on the operation of these schools before any official reply is issued by local authorities. Although turning into non-profit schools will prohibit the distribution of retained earnings as dividends from these schools, management can still control and allocate the financial resources of the schools in its daily operation. Therefore the Company believes there will be no significant financial impact to the Company at this point.

Principal Shareholders, page 135

5.	Please provide footnote disclosure regarding the natural persons who have investment and/or voting control over the Class C ordinary shares beneficially owned by Spin Rich Ltd.

RESPONSE: The Company has included a new footnote 9 to the Principal Shareholder Table, which discloses that Dr. Jin Huang has sole voting control and investment power over the Class C Ordinary Shares owned by Spin Rich Ltd.

Financial Statements

Consolidated Balance Sheets, page F-3 and
Consolidated Statements of Changes in Equity (Deficit), page F-7

6.	We note your response to prior comment 18, and it appears that your proposed revisions were not implemented in the audited financial statements of the amended Form F-1, as you indicated. Please revise your audited Consolidated Balance Sheets and audited Consolidated Statements of Changes in Equity (Deficit) to separately disclose your several classes of ordinary shares.

RESPONSE: The Company respectfully advises the Staff that the Ordinary Shares section in the Company’s Balance Sheets and Statements of Changes in Equity (Deficit) has been revised in this Amended F-1.

21. Segment Information, page F-46

7.	We note your response to prior comment 21, and it appears that your proposed revisions were not implemented in the audited annual financial statements in the amended Form F-1, as you indicated. Please revise your financial statements to disclose total assets for each reportable segment as required by ASC 280-10-50-22. Include the reconciliations required by ASC 280-10-50-30, and as applicable, include such annual disclosures required by ASC 280-10-50-22a through -50-22j.

RESPONSE: The Company respectfully advises the Staff that the Segment Information, which includes a reconciliation of gross profit to loss before income taxes and total assets for each segment, has been revised in this Amended F-1.

Financial statements for the period ended June 30, 2017

16. Subsequent events, page F-72

8.	We note that in August 2017 you disposed of the 100% interest in Ambow Online. If material, please revise to include pro forma financial information showing the disposition of Ambow Online.

RESPONSE: The Company respectfully advises the Staff that according to Regulation S-X 11-01 (a)(4), (b)(2) and S-X 1-02(w), pro forma financial information shall be furnished when the disposition of a significant subsidiary incurred. The Company evaluated the significance of Ambow Online according to S-X 1-02(w), and concluded that Ambow Online was not a significant subsidiary of the Company. The financial impact of the disposal of Ambow Online is reflected and disclosed in the Amended F-1.

Exhibit 5.1

9.	Please have counsel clarify whether the ordinary shares to be issued as part of this offering are non-assessable. For guidance, please refer to Section II.B.1 of Staff Legal Bulletin No. 19 (CF), available on our website at https://www.sec.gov/interps/legal.shtml.

RESPONSE: The Company respectively advises the Staff that the term “non-assessable” is not a defined term under Cayman law and therefore Cayman counsel has iterated its meaning in the legal opinion: “no further obligation on the holder of the Shares to make any further payment to the Company in respect of the Shares”.

10.	We note the reference to counsel having examined a “copy of executed written resolutions of the Board of Directors of the Company dated 28 August 2017” and counsel’s assumptions regarding these resolutions. Please clarify if these resolutions included the corporate actions that authorized the issuance of the Ordinary Shares. If so, counsel may not assume that the necessary corporate actions to authorize the issuance of the Ordinary Shares have been taken. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin 19 (CF).

RESPONSE: The Company respectively advises the Staff that we have revised the assumptions regarding the resolutions of the Board of Directors of the Company dated 28 August 2017 in the Director’s Certificate and the counsel has revised the legal opinion accordingly.

11.	In counsel’s list of documents examined, counsel refers to an attached director’s certificate. Please file this director’s certificate as part of counsel’s opinion.

RESPONSE: The Company respectively advises the Staff that counsel has attached the director's certificate as part of counsel's opinion in the Amended F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang
Chief Executive Officer